UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

PLAINS GP HOLDINGS, L.P.

(Exact Name of Registrant as Specified in its Charter)

Delaware	90-1005472
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

333 Clay Street, Suite 1600

Houston, Texas 77002

(Address of principal executive offices and zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Class A shares representing limited partner interests	The New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

EXPLANATORY NOTE

This Amendment No. 1 to Form 8-A is being filed in connection with the closing on November 15, 2016 of the transactions contemplated by the Simplification Agreement, dated July 11, 2016,  between Plains GP Holdings, L.P., a Delaware limited partnership (“PAGP”), PAA GP Holdings LLC, a Delaware limited liability company, Plains AAP, L.P., a Delaware limited partnership, Plains All American GP LLC, a Delaware limited liability company and the general partner of AAP, Plains All American Pipeline, L.P., a Delaware limited partnership, and PAA GP LLC, a Delaware limited liability company.  PAGP hereby amends Item 1 of its Form 8-A filed on October 15, 2013 regarding the description of the Class A shares representing limited partner interests as set forth herein.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.                                 Description of Registrant’s Securities to be Registered

The following information should help you understand some of the conventions used in this Registration Statement. All references in this Registration Statement to:

•                                          “our,” “we,” “us,” “the Partnership” or “Plains GP Holdings, L.P.” refer to Plains GP Holdings, L.P., the registrant itself, or to Plains GP Holdings, L.P. and its operating subsidiaries collectively, as the context requires (we currently have no operating activities apart from those of PAA; accordingly, any references in this prospectus to “we,” “our” and similar terms describing assets, business characteristics or other related matters refer to PAA’s assets, business characteristics or other matters involving PAA’s assets and operating activities);

•                                          “PAA” refer to Plains All American Pipeline, L.P. (NYSE: PAA), individually, or to Plains All American Pipeline, L.P. and its operating subsidiaries collectively, as the context requires;

•                                          “PAA GP” refer to PAA GP LLC, the general partner of PAA;

•                                          “AAP” refer to Plains AAP, L.P., which owns a 100% membership interest in PAA GP;

•                                          “GP LLC” refer to Plains All American GP LLC, the general partner of AAP;

•                                          our “general partner” refer to PAA GP Holdings LLC;

•                                          our “partnership agreement” refer to the Second Amended and Restated Agreement of Limited Partnership of Plains GP Holdings, L.P.;

•                                          “Legacy Owners” refer to owners of AAP immediately prior to our initial public offering (our “IPO”) including, but not limited to: PAA Management, L.P.; and certain entities and individuals affiliated with The Energy & Minerals Group (“EMG”), Kayne Anderson Investment Management Inc. (“Kayne Anderson”), and Occidental Petroleum Corporation (“Occidental”). Unless the context requires otherwise, references to Kayne Anderson include KAFU Holdings, L.P., KAFU Holdings (QP), L.P., KAFU Holdings II, L.P., Kayne Anderson MLP Investment Company, Kayne Anderson Energy Development Company and Kayne Anderson Midstream/Energy Fund, Inc.;

•                                          our “Simplification Agreement” refers to the Simplification Agreement entered into on July 11, 2016 with our general partner, GP LLC, AAP, PAA GP and PAA, pursuant to which the parties agreed to, among other things, eliminate PAA’s incentive distribution rights and the economic rights associated with PAA’s general partner interest;

•                                          our “Omnibus Agreement” refers to the Omnibus Agreement entered into on November 15, 2016 with our general partner, GP LLC, AAP, PAA GP and PAA in connection with the transactions contemplated by the Simplification Agreement, pursuant to which the parties agreed to, among other things, the maintenance of a one-to-one relationship between the number of our outstanding Class A shares and the number of PAA common units we indirectly own through AAP and the payment by PAA or reimbursement of our general partner, us and our subsidiaries (other than PAA and its subsidiaries) for all direct and indirect expenses incurred (other than income taxes incurred by us or our subsidiaries (other than PAA and its subsidiaries)); and

•                                          “affiliates” of our general partner do not include the Legacy Owners, other than PAA Management, L.P.

OUR CASH DISTRIBUTION POLICY

Our Cash Distribution Policy

Our partnership agreement requires that, within 55 days after the end of each quarter, we distribute all of our available cash to Class A shareholders of record on the applicable record date.

Available cash generally means, for any quarter ending prior to liquidation, all cash and cash equivalents on hand at the date of determination of available cash for the distribution in respect of such quarter (including expected distributions from AAP in respect of such quarter), less the amount of cash reserves established by our general partner, which will not be subject to a cap, to:

•                                          comply with applicable law or any agreement binding upon us or our subsidiaries (exclusive of PAA and its subsidiaries);

•                                          provide funds for future distributions to shareholders;

•                                          provide for future capital expenditures, debt service and other credit needs as well as any federal, state, provincial or other income tax that may affect the Partnership in the future; or

•                                          provide for the proper conduct of our business, including with respect to the matters described under “The Partnership Agreement.”

Our available cash also includes cash on hand resulting from borrowings made after the end of the quarter.

Our Sources of Available Cash

As of November 15, 2016, our only cash-generating assets consisted of our indirect partnership interests in PAA through our 41.8% limited partnership interest in AAP (41.0% economic interest including the dilutive effect of the AAP management units). AAP currently receives all of its cash flows from its direct ownership of 244,707,926 common units of PAA as of November 15, 2016. Therefore, our cash flow and resulting ability to make distributions will be completely dependent upon the ability of PAA to make distributions to AAP in respect of those common units. The actual amount of cash that PAA, and correspondingly AAP, will have available for distribution will primarily depend on the amount of cash PAA generates from its operations. Also, under the terms of the agreements governing PAA’s debt, it is prohibited from declaring or paying any distribution to unitholders if a default or event of default (as defined in such agreements) exists.

In addition, the actual amount of cash that PAA and AAP will have available for distribution will depend on other factors, some of which are beyond PAA’s or our control, including:

•                                          the level of revenue PAA is able to generate from its business;

•                                          the level of capital expenditures PAA makes;

•                                          the level of PAA’s operating, maintenance and general and administrative expenses or related obligations;

•                                          the cost of acquisitions, if any;

•                                          PAA’s debt service requirements and other liabilities;

•                                          PAA’s working capital needs;

•                                          restrictions on distributions contained in PAA’s debt agreements and any future debt agreements;

•                                          PAA’s ability to borrow under its revolving credit agreements to make distributions; and

•                                          the amount, if any, of cash reserves established by each of PAA GP and our general partner, in their sole discretion, for the proper conduct of PAA’s and our business.

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors and, thereafter, holders of our Class A shares would be entitled to share ratably in the distribution of any remaining proceeds.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•                                          with regard to distributions of available cash, please read “Our Cash Distribution Policy”;

•                                          with regard to the rights of holders of Class A shares, please read “Description of Our Shares”; and

•                                          with regard to allocations of taxable income and taxable loss, please read “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

We were formed in July 2013 and have a perpetual existence.

Purpose

Under our partnership agreement, we are permitted to engage, directly or indirectly, in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law.

Although our general partner has the ability to cause us, our affiliates and our subsidiaries to engage in activities other than the indirect ownership of partnership interests in PAA, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our shareholders, including any duty to act in good faith or in the best interest of us or our shareholders. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business, including, but not limited to, the following:

•                                          the making of expenditures and the incurrence of debt and other obligations;

•                                          the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets or the merger or other combination of us with or into another person;

•                                          the negotiation, execution and performance of contracts;

•                                          the distribution of our cash;

•                                          the purchase, sale or other acquisition or disposition of our partnership securities or the issuance of partnership securities or options or other rights relating thereto; and

•                                          any action in connection with our participation and management of PAA.

Capital Contributions

Our shareholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•                                          arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among shareholders or of shareholders to us, or the rights or powers of, or restrictions on, the shareholders or us);

•                                          brought in a derivative manner on our behalf;

•                                          asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner to us or the shareholders;

•                                          asserting a claim arising pursuant to any provision of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”); or

•                                          asserting a claim governed by the internal affairs doctrine,

shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a Class A share, a shareholder is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other Delaware courts) in connection with any such claims, suits, actions or proceedings.

Limited Liability

Assuming that a shareholder does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his shares plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the shareholders as a group:

•                                          to remove or replace our general partner,

•                                          to approve some amendments to our partnership agreement, or

•                                          to take other action under our partnership agreement,

constituted “participation in the control” of our business for the purposes of the Delaware Act, then our shareholders could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the shareholder is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a shareholder were to lose limited liability through any fault of our general partner. Although this does not mean that a shareholder could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act will be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Limitations on the liability of limited partners for the obligations of a limited partner (or in our case, a shareholder) have not been clearly established in many jurisdictions. Although we currently have no operations distinct from PAA, if in the future, by our ownership in an operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the shareholders as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the shareholder could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the shareholders.

Limited Voting Rights

Our general partner manages us and our operations. You will have only limited voting rights on matters affecting our business. You will not have the right to elect our general partner or, except as described below under “—Public Election of Directors,” its directors on an annual or other continuing basis.

Our Class C shares are not entitled to vote on any matter other than for the election of directors and on certain amendments to our partnership agreement that would enlarge the obligations of holders of Class C shares thereunder or that would have a material adverse effect on the rights or preferences of the Class C shares relative our other classes of limited partner interests.  Accordingly, except as otherwise indicated, references in this section to requisite shareholder approvals and “outstanding shares” refer to requisite approvals by holders of Class A shares and Class B shares and outstanding Class A shares and Class B shares, respectively, in each case voting together as a single class.

The following is a summary of the shareholder vote required for the matters specified below. On all matters where our shareholders are entitled to vote (other than the election of directors of our general partner as described below under “—Public Election of Directors”), the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share. The holders of a majority of the outstanding shares, represented in person or by proxy, will constitute a quorum unless any action by the shareholders requires approval by holders of a greater percentage of the shares, in which case the quorum will be the greater percentage. In voting any shares it owns, our general partner will have no fiduciary duty or obligation whatsoever to us or the shareholders, including any duty to act in good faith or in the best interests of us or the shareholders.

Issuance of additional shares (or other partnership securities)	No approval right.

Amendment of our partnership agreement

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. Certain amendments may be made by our general partner without the approval of our shareholders. Other amendments generally require the approval of a majority of our outstanding shares (including under certain circumstances, our Class C shares). Please read “—Amendments to Our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	A majority of our outstanding shares in certain circumstances. Please read “—Merger, Sale or Other Disposition of Assets.”

Dissolution	A majority of our outstanding shares. Please read “—Termination or Dissolution.”

Reconstitution upon dissolution	A majority of our outstanding shares. Please read “—Termination or Dissolution.”

Withdrawal of our general partner	No approval right. Please read “—Withdrawal or Removal of the General Partner.”

Removal of our general partner	Not less than 662/3% of our outstanding shares, including shares held by our general partner, the Legacy Owners and their respective affiliates. Please read “—Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest	No approval right. Please read “—Transfer of General Partner Interest.”

Transfer of Ownership Interests in Our General Partner

At any time, the owners of our general partner may sell or transfer all or part of their ownership interest in our general partner without the approval of our shareholders, subject to certain rights of first refusal and other transfer restrictions contained in AAP’s partnership agreement.

Our general partner’s limited liability company agreement includes provisions linking the ownership of the membership interests in our general partner to the ownership of the outstanding AAP Class A units. Membership interests in our general partner are not allowed to be transferred without transferring the same number of AAP Class A units and vice versa.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of our shareholders.

It is possible that we will fund acquisitions through the issuance of additional shares or other equity securities. Holders of any additional shares we issue will be entitled to share equally with the then-existing shareholders in our cash distributions. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of shares in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that have special voting rights to which the Class A shares, Class B shares and Class C Shares are not entitled.

Amendments to Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our shareholders, including any duty to act in good faith or in the best interests of us or our shareholders. To adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of shares required to approve the amendment or call a meeting of our shareholders to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a majority of our outstanding shares.

Prohibited Amendments

No amendment may be made that would:

(1)         enlarge the obligations of any shareholder without its consent (including the Class C shareholder), unless approved by at least a majority of the type or class of shareholder interests so affected; or

(2)         enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing amendments having the effects described in clauses (1) or (2) above can be amended upon the approval of the holders of at least 90% of the outstanding shares.

No Shareholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any shareholder or assignee to reflect:

(1)         any change in our name, the location of our principal place of business, our registered agent or its registered office;

(2)         the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(3)         a change that our general partner determines to be necessary or appropriate to qualify or continue the qualification of our partnership as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state;

(4)         an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

(5)         an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

(6)         any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

(7)         an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

(8)         an amendment that our general partner determines to be necessary or appropriate for the formation by us, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

(9)         a change in our fiscal year or taxable year and related changes;

(10)  a merger with or conveyance to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger or conveyance other than those it receives by way of the merger or conveyance, provided that the sole purpose of such merger is to effect a legal change into a different form of limited liability entity;

(11)  an amendment effected, necessitated or contemplated by an amendment to PAA’s partnership agreement that requires PAA unitholders to provide a statement, certificate or other proof of evidence to PAA regarding whether such unitholder is subject to United States federal income tax on the income generated by PAA; or

(12)  any other amendments substantially similar to any of the matters described in (1) through (11) above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any shareholder or assignee if those amendments, in the discretion of our general partner:

(1)         do not adversely affect our shareholders (or any particular class of holders of partnership interests, including our Class C shares) in any material respect;

(2)         are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

(3)         are necessary or appropriate to facilitate the trading of our shares or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our shares are or will be listed for trading;

(4)         are necessary or appropriate for any action taken by our general partner relating to splits or combinations of shares under the provisions of our partnership agreement;

(5)         are necessary or appropriate to implement certain governance procedures following the trigger date, including the staggering of our board of directors and the public election of directors; or

(6)         are required to effect the intent of the statements contained in this prospectus and in the provisions of our partnership agreement or as are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Shareholder Approval

Any amendment described as requiring shareholder approval will require an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our shareholders. Our general partner will not be required to obtain such an opinion of counsel for any of the amendments described above under “—No Shareholder Approval.” In the absence of such an opinion where required, the approval of 90% of the outstanding shares is required for an amendment to become effective.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding shares in relation to other classes of shares will require the approval of at least a majority of the type or class of shares so affected. Also, any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of shareholders whose aggregate outstanding shares constitute not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

Our partnership agreement generally prohibits our general partner, without the prior approval of a majority of our outstanding shares, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.

A merger, consolidation or conversion of us requires the prior consent of our general partner. In addition, our partnership agreement provides that, to the maximum extent permitted by law, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion of us and may decline to do so free of any fiduciary duty or obligation whatsoever to us, or any of our shareholders. Further, in declining to consent to a merger, consolidation or conversion, our general partner will not be required to act in good faith or pursuant to any other standard imposed by our partnership agreement, any other agreement, under the Delaware Act or any other law, rule or regulation or at equity.

If conditions specified in our partnership agreement are satisfied, our general partner may merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. Our shareholders are not entitled to dissenters’ rights or appraisal rights (and, therefore, will not be entitled to demand payment of a fair price for their shares) under our partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Termination or Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

(1)         the election of our general partner to dissolve us, if approved by a majority of our outstanding shares;

(2)         there being no holders of partnership interests, unless we are continued without dissolution in accordance with applicable Delaware law;

(3)         the entry of a decree of judicial dissolution of us; or

(4)         the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal of our general partner following approval and admission of a successor.

Upon a dissolution under clause (4) above, the holders of a majority of our outstanding shares may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of a majority of the outstanding shares, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any limited partner.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the person authorized to wind up our affairs (the liquidator) will, acting with all of the powers of our general partner that the liquidator deems necessary or appropriate, liquidate our assets. The proceeds of the liquidation will be applied as follows:

•      first, towards the payment of all of our creditors and the settlement of or creation of a reserve for contingent liabilities; and

•      then, to all partners in accordance with the positive balance in the respective capital accounts.

If the liquidator determines that a sale would be impractical or would cause a loss to our partners, it may defer liquidation of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of the General Partner

Our general partner may withdraw as general partner in compliance with our partnership agreement after giving 90 days’ written notice to our shareholders, and that withdrawal will not constitute a violation of our partnership agreement.

Upon the voluntary withdrawal of our general partner, the holders of a majority of our outstanding shares may elect a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding shares agree in writing to continue our business and to appoint a successor general partner. Please read “—Termination or Dissolution” above.

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 662/3% of our outstanding shares, including shares held by our general partner, the Legacy Owners and their respective affiliates, and we receive an opinion of counsel regarding limited liability. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding shares. The ownership of more than 33 1/3% of our outstanding shares by any person or group would give such persons the practical ability to prevent our general partner’s removal. The Legacy Owners currently own substantially more than 33 1/3% of our outstanding shares.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Our general partner may transfer all or any of its general partner interest in us without obtaining approval of any shareholder. As a condition of this transfer, the transferee must assume the rights and duties of the general partner to whose interest that transferee has succeeded, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability.

Change of Management Provision

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner as general partner or otherwise change management. If any person or group other than our general partner, the Legacy Owners and their permitted transferees or their respective affiliates acquires beneficial ownership of 20% or more of any class of our shares, that person or group loses voting rights on all of its shares other than with regards to the nomination of persons to serve as members of our general partner’s board of directors; provided, however that such holders shall be entitled to vote in an election for the directors of our general partner an amount of their shares constituting up to 19.9% of our outstanding Class A, Class B and Class C shares. This loss of voting rights does not apply to (i) any person or group that acquires the shares directly from us, our general partner, any of the Legacy Owners, any Qualifying Interest Holder (as defined in our partnership agreement) or their respective affiliates, (ii) any transferees that acquired the shares from a person or group described in clause (i), or (iii) any person or group that acquires 20% of any class of shares with the prior approval of the board of directors of our general partner.

Limited Call Right

If at any time more than 80% of our outstanding Class A shares and Class B shares on a combined basis (including Class A shares issuable upon the exchange of Class B shares and including any other additional limited partner interests we may issue in the future) are owned by our general partner, the Legacy Owners (or their permitted transferees) or their respective affiliates, our general partner will have the right (which it may assign to us or any other designee), but not the obligation, to acquire all, but not less than all, of the remaining Class A shares held by public shareholders at a price equal to the greater of (x) the current market price of such shares as of the date three days before notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner, the Legacy Owners or their respective affiliates for such shares during the 90 day period preceding the date such notice is first mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a shareholder of the exercise of this call right are the same as a sale by that shareholder of his shares in the market. Please read “Material U.S. Federal Income Tax Consequences.”

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of shares then outstanding, shareholders on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. The only matters for which approvals may be solicited will be those matters submitted by our general partner’s board of directors. Our shareholders will not be able to submit matters for consideration at any meeting of our shareholders. Class A shares and Class B shares that are owned by non-citizen assignees will be voted by our general partner on behalf of non-citizen assignees and our general partner will distribute the votes on those shares in the same ratios as the votes of limited partners on other shares are cast.

Our general partner does not anticipate that any meeting of shareholders will be called in the foreseeable future (excluding the election of directors beginning in 2018 described below under “—Public Election of Directors.”) Our shareholders will not be entitled to act by written consent. Meetings of the shareholders may be called by our general partner or by shareholders owning at least 20% of the outstanding shares. Shareholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding shares, represented in person or by proxy, will constitute a quorum (other than as described under “—Public Election of Directors”) unless any action by the shareholders requires approval by holders of a greater percentage of the shares, in which case the quorum will be the greater percentage.

Each record holder of a share has a vote according to his percentage interest in us, although additional partnership interests having special voting rights could be issued. Please read “—Issuance of Additional Securities” above. However, if at any time any person or group, other than our general partner, the Legacy Owners and their respective affiliates, or a direct or subsequently approved transferee of our general partner, the Legacy Owners and their respective affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of shares then outstanding, that person or group will lose voting rights on all of its shares and the shares may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of shareholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Notwithstanding the foregoing sentence, for meetings called for the purpose of electing the directors of our general partner described below under “—Public Election of Directors,” 19.9% of the outstanding Class A shares, Class B shares and Class C shares held by any beneficial owner of 20% or more of any class of shares shall be considered outstanding when sending notices and determining the presence of a quorum for such a meeting, and such holders will be entitled to vote up to 19.9% of the outstanding Class A shares, Class B shares and Class C shares in such an election.  For more information on persons and groups to which this loss of voting rights does not apply, please read “—Change of Management Provisions” above. Shares held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of shares under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Public Election of Directors

Our general partner’s board of directors is divided into three classes of directors such that each class is comprised of one designated director and two independent directors. As provided in our general partner’s limited liability company agreement, the CEO of our general partner is an automatic member (and Chairman) of our general partner’s board of directors and therefore will not be included in a class. In addition, any director subject to appointment by the holders of PAA’s Series A Preferred Units (as described below) will not be included in a class. Each class of directors will serve a three-year term.

Our partnership agreement provides that, beginning in 2018, we will hold a meeting of our shareholders for the purpose of electing successors for any directors whose terms are about to expire, excluding, however, any designated directors whose designating party still has the right to designate a director. Voting at any such shareholder meetings will be non-cumulative. Notice of such meeting will be given not less than 10 days nor more than 60 days prior to the date of such meeting. The presence in person or by proxy of the holders of a majority of our outstanding Class A shares, Class B shares and Class C shares, voting together as a single class, will constitute a quorum; provided that 19.9% of the outstanding Class A shares, Class B shares and Class C shares beneficially owned by a greater than 20% owner will be counted for purposes of determining a quorum for the election of our general partner’s board of directors.

The individuals to stand for election as elected directors will be nominated by a majority of the directors of our general partner’s board of directors, except that any director whose term is about to expire will not be eligible to vote on such nomination. In addition, any shareholder (other than any designating party holding a designation right) or common unitholder of PAA (other than AAP) that owns of record at least 10% of the combined Class A shares, Class B shares and Class C shares, or, in the case of a PAA common unitholder (other than AAP), a number of common units of PAA representing a number of Class C shares equal to at least 10% of the combined Class A shares, Class B shares and Class C shares, will have the right to nominate a single director for inclusion on the ballot at the applicable shareholder meeting. In order for a shareholder to make such nomination, it must provide notice of the nomination to our general partner not earlier than 120 days or later than 90 days prior to the anniversary of the preceding year’s annual meeting (or, in the case of our first annual meeting, such date as shall be set by our general partner) and comply with certain other requirements set forth in our partnership agreement.

Following the completion of the transactions contemplated by the Simplification Agreement, the holders of PAA’s Series A Preferred Units have the right to designate a director to our general partner’s board of directors in the event that PAA does not declare and pay distributions on its Series A Preferred Units for three quarters, whether or not consecutive.

In addition to the provisions described above and in our partnership agreement, a shareholder must also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder; provided, however, that any references in our partnership agreement to the Exchange Act or the rules promulgated thereunder are not intended to and do not limit any requirements applicable to nominations pursuant to our partnership agreement, and compliance with our partnership agreement is the exclusive means for a shareholder to make nominations.

The elected directors will be elected by a plurality of the votes cast, and the designating parties will be entitled to vote in any election of elected directors.

No more than one director subject to designation by the designating parties is included in any class of directors. As such, for so long as a designating party holds a designation right, such designating party will designate a director at our annual meeting to replace such party’s designated director whose term expires at such annual meeting, to hold office until such successor director is elected at the third succeeding annual meeting or until such director’s earlier death, resignation or removal.

An elected director may be removed only for cause by vote of a majority of other elected directors. A designated director may be removed at any time by the designating party responsible for such director’s designation or for cause by a majority of the remaining directors. In addition, as the designating parties reduce their ownership of limited partner interests in AAP (including for this purpose any indirect ownership interest in AAP through ownership of Class A shares) below the minimum ownership requirement, the director position held by such designated director will become an elected director position upon the expiration of such designated director’s term. If each designating party’s ownership of limited partner interests (calculated as described above) in AAP falls below the minimum ownership requirement, then all of our directors (other than the CEO as a management director and any director subject to appointment by the holders of PAA’s Series A Preferred Units) will become subject to election by our shareholders.

Any vacancies in elected directors (whether due to death, resignation or removal of an elected director or an increase in the total number of elected directors) may be filled, until the next annual meeting at which the term of such class expires, by a majority of the remaining directors then in office. Any vacancies in designated directors may be filled by the applicable designating party in its sole discretion.

Status as Limited Partner

By transfer of shares in accordance with our partnership agreement, each transferee of shares shall be admitted as a limited partner with respect to the shares transferred when such transfer and admission is reflected in our books and records. Except as described under “—Limited Liability” above, the shares will be fully paid, and shareholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any shareholder, we may redeem the shares held by the limited partner or assignee at their current market price. To avoid any cancellation or forfeiture, our general partner may require each shareholder or assignee to furnish information about his nationality, citizenship or related status. If a shareholder or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the shareholder or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his shares and may not receive distributions in kind upon our liquidation.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•                                          our general partner;

•                                          any departing general partner;

•                                          the Legacy Owners;

•                                          any Qualifying Interest Holders (as defined in our partnership agreement);

•                                          any person who is or was an affiliate of our general partner, any departing general partner, the Legacy Owners or any Qualifying Interest Holder;

•                                          any person who is or was a managing member, manager, general partner, director, officer, fiduciary, agent or trustee of our general partner or any departing general partner or any affiliate of our general partner, any departing general partner or the Legacy Owners;

•                                          any person who is or was serving at the request of our general partner or any departing general partner or any affiliate of our general partner, any departing general partner, the Legacy Owners or a Qualifying Interest Holder as an officer, director, member, partner, fiduciary or trustee of another person; or

•                                          any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable it to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Pursuant to the Omnibus Agreement, PAA is required to pay or reimburse our general partner, us and our subsidiaries (other than PAA and its subsidiaries) for all direct and indirect expenses incurred (other than income taxes incurred by us or our subsidiaries (other than PAA and its subsidiaries)). These expenses include any amounts paid to persons who perform services for us or on our behalf, as well any expenses and expenditures incurred or paid as a result of us being a publicly traded entity, including expenses associated with (i) compensation for directors of our general partner, (ii)  director and officer liability insurance, (iii) listing on the New York Stock Exchange, (iv) investor relations, (v) legal, (vi) tax, (vii) financial advisor services and (viii) accounting. There is no limit on the amount of fees and expenses PAA may be required to pay or reimburse pursuant to the Omnibus Agreement.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For fiscal reporting and tax reporting purposes, our year ends on December 31 each year.

We will furnish or make available to record holders of shares, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand and at his own expense, have furnished to him:

•                                          a current list of the name and last known address of each record holder; and

•                                          copies of our partnership agreement, our certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed.

Under our partnership agreement, however, our limited partners and other persons who acquire interests in us do not have rights to receive information from us or any of the persons we indemnify as described under “—Indemnification” for the purpose of determining whether to pursue litigation or assist in pending litigation against us or those indemnified persons relating to our affairs, except pursuant to the applicable rules of discovery relating to the litigation commenced by the person seeking information.

Our general partner may, and intends to, keep confidential from our shareholders trade secrets or other information the disclosure of which our general partner believes is not in our best interests or which we are required by law or by agreements with third parties to keep confidential. Our partnership agreement limits the rights to information that a limited partner would otherwise have under Delaware law.

DESCRIPTION OF OUR SHARES

Our Share Structure

Our partnership agreement provides for three classes of shares, Class A shares, Class B shares and Class C shares, each of which represents limited partner interests in us. The holders of our Class A and Class B shares are entitled to exercise the rights or privileges available to limited partners under our partnership agreement, but only holders of our Class A shares are entitled to participate in our distributions. The Class C shares are non-economic, and provide PAA, as the sole holder of the Class C shares, rights with respect to director nominations and voting rights in director elections. For a description of the rights and preferences of holders of our Class A shares in and to our distributions, please read “Our Cash Distribution Policy.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Our Class A shares are listed on the NYSE under the symbol “PAGP”; we do not intend to list the Class B shares or the Class C shares on any stock exchange. All of our Class B shares are owned by the Legacy Owners, including holders of the AAP management units who have exchanged such AAP management units for AAP Class A units and a like number of Class B shares, or their permitted transferees. All of the Class C shares are owned by PAA.

Exchange Right

The Legacy Owners and any permitted transferees of their AAP Class A units each have the right to exchange (the “Exchange Right”) all or a portion of their AAP Class A units into Class A shares at an exchange ratio of one Class A share for each AAP Class A unit exchanged. The above exchange right may be exercised only if, simultaneously therewith, an equal number of our Class B shares and general partner units are transferred by the exercising party to us.

For purposes of any transfer or exchange of AAP Class A units owned by the Legacy Owners, the AAP partnership agreement, our general partner’s limited liability company agreement and our partnership agreement contain provisions linking each such AAP Class A unit with one of our Class B shares and a general partner unit. Our Class B shares and general partner units cannot be transferred without transferring an equal number of AAP Class A units and vice versa.

As long as the Class A shares are publicly traded, a holder of vested AAP management units will be entitled to convert his or her AAP management units into AAP Class A units and a like number of Class B shares based on a conversion ratio of approximately 0.941 AAP Class A units and Class B shares for each AAP management unit. Following any such conversion, the holder will have the Exchange Right for our Class A shares. Holders of AAP management units who convert such units into AAP Class A units and Class B shares will not receive general partner units and thus will not need to include any general partner units in a transfer or the exercise of their Exchange Right.

The above mechanisms are subject to customary conversion rate adjustments for equity splits, equity dividends and reclassifications.

Transfer of Class A Shares, Class B Shares and Class C Shares

By transfer of our Class A shares and Class B shares in accordance with our partnership agreement, each transferee of our Class A shares and Class B shares will be admitted as a shareholder with respect to the class of shares transferred when such transfer and admission is reflected in our books and records. Additionally, each transferee of our Class A shares and Class B shares:

•                                          represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•                                          automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•                                          gives the consents and approvals contained in our partnership agreement.

A transferee will become a substituted limited partner for the transferred shares automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a Class A share or Class B share as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Class A shares and Class B shares are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred shares.

Until a Class A share or Class B share has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the share as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

For purposes of any transfer or exchange of AAP Class A units and our Class B shares, the AAP partnership agreement, our general partner’s limited liability company agreement and our partnership agreement contain provisions linking each AAP Class A unit with one of our Class B shares and a general partner unit. Please read “—Exchange Right” above.

Pursuant to the Omnibus Agreement, PAA may not transfer the Class C shares without our prior consent.

Transfer Agent and Registrar

Duties

American Stock Transfer and Trust Company serves as registrar and transfer agent for our Class A shares. We will pay all fees charged by the transfer agent for transfers of our shares except the following fees that will be paid by shareholders:

•                                          surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•                                          special charges for services requested by a holder of a share; and

•                                          other similar fees or charges.

There will be no charge to holders of Class A shares for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may at any time resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, we are authorized to act as the transfer agent and registrar until a successor is appointed.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences related to the purchase, ownership and disposition of our Class A shares by a taxpayer that holds our Class A shares as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. as of the date of the filing of this Amendment No. 1 to Form 8-A, and such opinion will not be updated subsequent to the date of this filing. This summary does not address all aspects of U.S. federal income taxation or the tax considerations arising under the laws of any non-U.S., state, or local jurisdiction, or under U.S. federal estate or gift tax laws. In addition, this summary does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as (without limitation):

•                  banks, insurance companies or other financial institutions;

•                  tax-exempt or governmental organizations;

•                  qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund);

•                  dealers in securities or foreign currencies;

•                  traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•                  “controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•                  persons subject to the alternative minimum tax;

•                  partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•                  persons deemed to sell our Class A shares under the constructive sale provisions of the Code;

•                  persons that acquired our Class A shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•                  certain former citizens or long-term residents of the United States;

•                  real estate investment trusts or regulated investment companies; and

•                  persons that hold our Class A shares as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership, and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) investing in our Class A shares to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A shares by such partnership.

YOU ARE ENCOURAGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A SHARES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Corporate Status

Although we are a Delaware limited partnership, we have elected to be treated as a corporation for U.S. federal income tax purposes. As a result, we are subject to tax as a corporation and distributions on our Class A shares will be treated as distributions on corporate stock for U.S. federal income tax purposes. No Schedule K-1 will be issued with respect to our Class A shares. Instead, holders of Class A shares will receive a Form 1099 from us with respect to distributions received on our Class A shares.

Consequences to U.S. Holders

The discussion in this section is addressed to holders of our Class A shares who are U.S. holders for U.S. federal income tax purposes. For the purposes of this discussion, a “U.S. holder” is a beneficial owner of our Class A shares that, for U.S. federal income tax purposes, is:

•                  an individual who is a citizen or resident of the United States;

•                  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•                  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•                  a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

Distributions

Distributions with respect to our Class A shares will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of a distribution with respect to our Class A shares exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in such Class A shares, which reduces such basis dollar-for-dollar, and thereafter as capital gain from the sale or exchange of such Class A shares. See “—Gain on Disposition of Class A Shares.” Non-corporate holders that receive distributions on our Class A shares that are treated as dividends for U.S. federal income tax purposes generally will be subject to U.S. federal income tax at a maximum tax rate of 20% on such dividends provided certain holding period requirements are met.

Both AAP and PAA have made elections permitted by Section 754 of the Code. As a result, our acquisition of AAP Class A units in connection with our IPO and in connection with exchanges since the IPO by the Legacy Owners and their permitted transferees of their AAP Class A units and Class B shares for Class A shares have resulted in basis adjustments with respect to our interest in the assets of AAP (and indirectly in PAA). Such adjustments have resulted in depreciation and amortization deductions that we anticipate will offset a substantial portion of our taxable income for an extended period of time. In addition, future exchanges of AAP Class A units and Class B shares for our Class A shares will result in additional basis adjustments with respect to our interest in the assets of AAP (and indirectly in PAA). We expect to benefit from additional tax deductions resulting from those adjustments, the amount of which will vary depending on the value of our Class A shares at the time of the exchange.

We do not expect to have any earnings and profits for an extended period of time, which we estimate will include, at a minimum, each of the periods ending December 31, 2017 and 2018, and we may not have sufficient earnings and profits during future tax years for any distributions on our Class A shares to qualify as dividends for U.S. federal income tax purposes. If a distribution on our Class A shares fails to qualify as a dividend for U.S. federal income tax purposes, U.S. corporate holders will be unable to utilize the corporate dividends-received deduction with respect to such distribution.

You are encouraged to consult your tax advisor as to the tax consequences of receiving distributions on our Class A shares that do not qualify as dividends for U.S. federal income tax purposes, including, in the case of prospective corporate investors, the inability to claim the corporate dividends received deduction with respect to such distributions.

Gain on Disposition of Class A Shares

A U.S. holder generally will recognize capital gain or loss on a sale, exchange, certain redemptions, or other taxable disposition of our Class A shares equal to the difference, if any, between the amount realized upon the disposition of such Class A shares and the U.S. holder’s adjusted tax basis in those shares. A U.S. holder’s tax basis in the shares generally will be equal to the amount paid for such shares reduced (but not below zero) by distributions received on such shares that are not treated as dividends for U.S. federal income tax purposes. Such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the shares sold or disposed of is more than one year. Long-term capital gains of individuals generally are subject to a reduced maximum U.S. federal income tax rate of 20%. The deductibility of net capital losses is subject to limitations.

Backup Withholding and Information Reporting

Information returns generally will be filed with the IRS with respect to distributions on our Class A shares and the proceeds from a disposition of our Class A shares. U.S. holders may be subject to backup withholding on distributions with respect to our Class A shares and on the proceeds of a disposition of our Class A shares unless such U.S. holders furnish the applicable withholding agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establish, in the manner prescribed by law, an exemption from backup withholding. Penalties apply for failure to furnish correct information and for failure to include reportable payments in income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be creditable against a U.S. holder’s U.S. federal income tax liability, and the U.S. holder may be entitled to a refund, provided the U.S. holder timely furnishes the required information to the IRS. U.S. holders are urged to consult their own tax advisors regarding the application of the backup withholding rules to their particular circumstances and the availability of, and procedure for, obtaining an exemption from backup withholding.

3.8% Tax On Unearned Income

Certain U.S. holders that are individuals, trusts or estates will be subject to an additional 3.8% Medicare tax on unearned income, which generally will include dividends received and gain recognized with respect to our Class A shares. For individual U.S. holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals a U.S. holder’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents and capital gains. U.S. holders are urged to consult their own tax advisors regarding the application of this additional Medicare tax to their particular circumstances.

Consequences to Non-U.S. Holders

The discussion in this section is addressed to holders of our Class A shares who are non-U.S. holders for U.S. federal income tax purposes. For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A shares that is an individual, corporation, estate or trust that is not a U.S. holder as defined above.

Distributions

Distributions with respect to our Class A shares will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution treated as a dividend paid to a non-U.S. holder on our Class A shares generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution or such lower rate as may be specified by an applicable income tax treaty. To the extent a distribution exceeds our current and accumulated earnings and profits, such distribution will reduce the non-U.S. holder’s adjusted tax basis in its Class A shares (but not below zero). The amount of any such distribution in excess of the non-U.S. holder’s adjusted tax basis in its Class A shares will be treated as gain from the sale of such shares and will have the tax consequences described below under “Gain on Disposition of Class A Shares.” The rules applicable to distributions by a United States real property holding corporation (a “USRPHC”) to non-U.S. persons that exceed current and accumulated earnings and profits are not clear. As a result, it is possible that U.S. federal income tax at a rate not less than 15% (or such lower rate as may be specified by an applicable income tax treaty for distributions from a USRPHC) may be withheld from distributions received by non-U.S. holders that exceed our current and accumulated earnings and profits. To receive the benefit of a reduced treaty rate on distributions, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

Non-U.S. holders are encouraged to consult their tax advisors regarding the withholding rules applicable to distributions on our Class A shares, the requirement for claiming treaty benefits, and any procedures required to obtain a refund of any overwithheld amounts.

Distributions treated as dividends that are paid to a non-U.S. holder and are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code).  Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent a properly executed IRS Form W-8ECI (or successor form) certifying eligibility for exemption. If a non-U.S. holder is a non-U.S. corporation, it may also be subject to a “branch profits tax” (at a 30% rate or such lower rate as may be specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Class A Shares

Subject to the discussion below under “—Additional Withholding Requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A shares unless:

•                  the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•                  the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•                  our Class A shares constitute a United States real property interest by reason of our status as a USRPHC for U.S. federal income tax purposes.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as may be specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, as long as our Class A shares continue to be regularly traded on an established securities market, only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the Class A shares, more than 5% of our Class A shares will be taxable on gain realized on the disposition of our Class A shares as a result of our status as a USRPHC. If our Class A shares were not considered to be regularly traded on an established securities market during the calendar year in which the relevant disposition by a non-U.S. holder occurs, such non-U.S. holder (regardless of the percentage of our Class A shares owned) would be subject to U.S. federal income tax on a taxable disposition of our Class A shares (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our Class A shares.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder, the name and address of the recipient, and the amount, if any, of tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required. Pursuant to tax treaties or other agreements, the IRS may make such reports available to tax authorities in the recipient’s country of residence. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8, provided that the withholding agent does not have actual knowledge, or reason to know, that the beneficial owner is a United States person that is not an exempt recipient.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A shares effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 and certain other conditions are met.  Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A shares effected outside the United States by a non-U.S. office of a broker.  However, unless such broker has documentary evidence in its records that the holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A shares effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax.  Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld.  If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our Class A shares and on the gross proceeds from a disposition of our Class A shares (if such disposition occurs after December 31, 2018), in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners) , (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification  identifying each direct and indirect substantial United States owner of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 15, 2016

PLAINS GP HOLDINGS, L.P.

By:	PAA GP Holdings LLC, its general partner

By:	/s/ Richard McGee
Name:	Richard McGee
Title:	Executive Vice President